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             APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

                           MicroStrategy Incorporated
                          --------------------------
                              Name of Registrant

           Delaware                                     51-0323571
   ------------------------                 ----------------------------------
   (State of Incorporation)                 IRS employer identification number)


                           8000 Towers Crescent Drive
                             Vienna, Virginia 22182
                               ------------------
                          (Principal office address)


        Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having power of attorney under the Registration Statement on Form S-3 (the "Registration Statement"), File Number 333-31042, relating to Class A Common Stock, par value $0.001 per share (the "Common Stock"), of MicroStrategy Incorporated, being the agent for service of process named in the Registration Statement and being an authorized representative of MicroStrategy Incorporated, hereby requests that the Registration Statement be withdrawn, effective immediately. MicroStrategy Incorporated no longer intends to sell the Common Stock registered thereby.


                                       MICROSTRATEGY INCORPORATED


                                       By: /s/ Michael J. Saylor
                                       --------------------------
                                       Name: Michael J. Saylor
                                       Title: Chief Executive Officer and
                                              Chairman of the Board of Directors

                                       Dated: March 21, 2000